SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on December 9, 2013

1. Date, Time and Place: Meeting held on December 9, 2013, at 10 a.m., by means of conference call, as specifically allowed by Article 21, paragraph 2 of the Company’s Bylaws.

2. Call Notice and Attendance: Call notice dismissed due to the attendance of all of the members of the Board of Directors of the Company and corresponding verification of the quorum for installation and adoption of resolutions.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors have resolved, unanimously, to ratify (i) the execution, by the Management, of the first amendment of the Share Purchase and Sale Agreement (“First Amendment to the Share Purchase and Sale Agreement”) regarding the sale to Private Equity AE Investimentos e Participações S.A. the shares of Alphaville Urbanismo S.A. (“AUSA”) owned by the Company and Construtora Tenda S.A., which represent an equity interest of 70% of AUSA’s total voting capital stock (“Transaction”); and (ii) all the other action taken and documents executed by the Company and/or its subsidiaries regarding the consummation of the Transaction, according to the terms and conditions set forth in the Share Purchase and Sale Agreement, as amended by the First Amendment to the Share Purchase and Sale Agreement.

5. Closing: Having no further matters to be discussed, these minutes were drawn-up and then read, approved and signed by all present. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

We certify that this is a true copy of the minutes drawn on the appropriate book.

Odair Garcia Senra President	Renata de Carvalho Fidale Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 9, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer